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CONTACTS:

LORUS THERAPEUTICS INC.                         CANADIAN MEDIA CONTACT:                       US MEDIA CONTACT:
Corporate Communications                        Hugh Mansfield                                Jennifer Taylor
Grace Tse                                       Mansfield Communications Inc.                 Mansfield Communications Inc.
Tel:  (416) 798-1200, ext.380                   Tel:  (416) 599-0024                          Tel:  (212) 370-5045
       Email:ir@lorusthera.com                  Email:  hugh@mcipr.com                        E-mail:  jennifer@mcipr.com
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       LORUS THERAPEUTICS' INTELLECTUAL PROPERTY PORTFOLIO STRENGTHENED BY
     ALLOWANCE OF A EUROPEAN PATENT TO PROTECT A CLASS OF ANTICANCER AGENTS


TSX:     LOR
OTC BB:  LORFF

TORONTO, AUGUST 20, 2003 - Lorus Therapeutics Inc. ('Lorus') announced today that one of its subsidiaries, NuChem Pharmaceuticals Inc., through an exclusive license with Harvard University, has been allowed a patent by the European Patent Office. This patent protects the company's intellectual property interests with regard to certain molecules that inhibit cancer progression characterized by abnormal vascularization.

"The protection of our interests in these novel molecules in the European market is essential in a global industry such as ours," said Dr. Jim Wright, chief executive officer, Lorus. "This patent strengthens Lorus' growing intellectual patent portfolio, and complements the company's immunotherapy, antisense, tumor suppressor and U-Sense approaches for designing new anticancer drugs, all of which have recently received patent allowances in major markets."

The patent, entitled "Use of Imidazole for the Treatment of Diseases Characterized by Neovascularization," protects the use of specific small molecules in a class of compounds called imidazoles for the treatment of angiogenic conditions where neovascularization (new blood vessel formation) contributes to the progression of the disease by supplying nourishment to the diseased area. The molecules described in this patent inhibit the growth of cells responsible for neovascularization.

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The invention outlines solid tumors potentially treatable with the molecules described in the patent. For example, they include cancers of the brain, breast, cervix, colon, liver, lung, ovary, pancreas, muscle, skin, testicles, thyroid and kidney.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

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